

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2018

James A. DePalma
Chief Financial Officer
Revolution Lighting Technologies, Inc.
12th Floor
177 Broad Street
Stamford, CT 06901

> Re: **Revolution Lighting Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Form 10-Q for the Period Ended March 31, 2018**
> **Response dated July 9, 2018**
> **File No. 000-23590**

Dear Mr. DePalma:

We have reviewed your July 9, 2018 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2018 letter.

Form 10-Q for the Period Ended March 31, 2018

Notes to Condensed Consolidated Financial Statements
2. Revenue from Contracts with Customers, page 10

1. We reviewed your response to prior comment 2 and note your disaggregated revenue disclosure by type of contract on page 11. Your response does not specifically address how you considered also disclosing the divisional revenue information that is regularly reviewed by the CODM for assessing performance and allocating resources pursuant to ASC 606-10-55-90. In your response, you indicate that the main function for division leaders that report to the CODM is to grow revenue and their compensation is based upon revenue growth. We note that your annual budgets include disaggregated revenue

information by division. Furthermore, in your May 1, 2018 earnings call, you provided product line updates for certain divisions. Given these factors, please tell us how you considered the presentation and use of divisional revenue information when determining the appropriate disaggregated revenue categories that depict how the nature, amount, timing and uncertainty of cash flows are affected by economic factors and in the context of meeting the overall disclosure objective of ASC 606-10-50-1.

 You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions.


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